                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           --------------------------


                                    FORM 11-K

                   [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____ to _____

                          COMMISSION FILE NUMBER 1-2328


                           --------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                GATX CORPORATION
                             500 West Monroe Street
                          Chicago, Illinois 60661-3676

            GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................  3

FINANCIAL STATEMENTS:
     Statements of Assets Available for Benefits.............................  4
     Statement of Changes in Assets Available for Benefits...................  5

NOTES TO FINANCIAL STATEMENTS................................................  6

SUPPLEMENTAL SCHEDULE:
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year).......... 12

Other schedules required by Section 2520.103-10 of the Departments of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE ..................................................................  13

EXHIBIT INDEX ..............................................................  14

             Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP
                                             -------------------------
                                                 Ernst & Young LLP


Chicago, Illinois
May 16, 2005

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                   Statements of Assets Available for Benefits


                                      DECEMBER 31
                                 2004            2003
                              ----------      ----------

ASSETS

Investments                   $4,749,211      $4,539,842
Interest in Master Trust         891,526         776,978
                              ----------      ----------
                              $5,640,737      $5,316,820
                              ==========      ==========

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

             Statements of Changes in Assets Available for Benefits


                                                         YEARS ENDED DECEMBER 31
                                                          2004           2003
                                                       -----------    -----------
ADDITIONS
Contributions from GATX Corporation and subsidiaries   $    91,636    $    83,477
Participant salary deferrals                               304,241        271,931
Rollover contributions                                      12,723          1,455
Interest and dividend income                               156,933        177,693
                                                       -----------    -----------
                                                           565,533        534,556


DEDUCTIONS
Benefit payments                                          (507,425)      (934,178)
Administrative fee                                          (3,267)        (2,285)
                                                       -----------    -----------
                                                          (510,692)      (936,463)

Net investment gain from Master Trust                       80,482        187,822
Net realized and unrealized appreciation
   in fair value of investments                            188,594        510,383
                                                       -----------    -----------
Net increase                                               323,917        296,298

Assets available for benefits:
   Beginning of year                                     5,316,820      5,020,522
                                                       -----------    -----------
   End of year                                         $ 5,640,737    $ 5,316,820
                                                       ===========    ===========

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2004 and 2003


1. DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of GATX Rail, a division of GATX Financial Corporation (a wholly-owned subsidiary of GATX) who have completed at least 520 hours of service within the last 12 months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

For participants at various union locations, the Company contributes on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 3% of participants' deferrals, and an additional $0.25 for each $1.00 on the next 3% of participants' deferrals. At its discretion, the Company may contribute an additional matching contribution for eligible participants. The Company's contributions are invested in the GATX Stock Fund, which is comprised of GATX common stock and short-term investments. All contributions are made in cash and are deposited weekly.

Effective May 1, 2003, participants with two or more years of service may elect to have their match invested in any investment offered by the Plan and may transfer all or a portion of their existing Company matching contribution account from the GATX Stock Fund to any of the other investment funds offered by the Plan. For the period May 1, 2002 through March 1, 2003, participants with five or more years of service could transfer all or a portion of their Company matching contribution accounts from the GATX Stock Fund to any of the other investment funds offered by the Plan.

            GATX Corporation Hourly Employees Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's contributions, and allocation of the Plan's earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

            GATX Corporation Hourly Employees Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by a participant's account balance in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will remain 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Shares of common stock are stated at fair value, which is determined by quoted market prices. The GATX Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of GATX common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of GATX common stock and the cash investments held by the Fund. At December 31, 2004, 53,771 units were outstanding with a value of $16.58 per unit (50,849 units were outstanding with a value of $15.28 per unit at December 31, 2003). Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

            GATX Corporation Hourly Employees Retirement Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

3. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4. INVESTMENTS

Except for investments held in a Master Trust (see Note 5), the Plan held the following individual investments representing 5% or more of the Plan's assets:


                                                                          DECEMBER 31
                                                                    2004               2003
                                                               --------------     -------------
At fair value:
   Spartan U.S. Equity Index Fund                              $    1,676,323     $   1,594,042
   Fidelity Managed Income Portfolio II                             1,400,325         1,606,051
   Fidelity Equity-Income Fund                                        417,099           415,640
   PIMCO Total Return Fund - Administrative Class                     346,463           399,480

            GATX Corporation Hourly Employees Retirement Savings Plan

5. MASTER TRUST

The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and the GATX Corporation Salaried Employees Retirement Savings Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2004 and 2003.

A summary of the net assets and the changes in net assets of the Master Trust is as follows:

                                                                         DECEMBER 31
                                                                   2004               2003
                                                               ------------       ------------
ASSETS
GATX common stock                                              $ 34,817,960       $ 36,454,441
Other receivables                                                   153,787            223,151

LIABILITIES
Other payables                                                         (147)           (40,278)
                                                               ------------       ------------
Net assets                                                     $ 34,971,600       $ 36,637,314
                                                               ============       ============

                                                                    YEARS ENDED DECEMBER 31
                                                                    2004               2003
                                                               ------------       ------------
ADDITIONS
Transfers in from participating plans                          $  3,957,113       $  5,019,236
Interest and dividend income                                      1,010,920          1,705,393
                                                               ------------       ------------
                                                                  4,968,033          6,724,629
DEDUCTIONS
Transfers out to participating plans                             (8,382,286)        (8,915,353)

Net realized and unrealized appreciation in fair value of
   common stock                                                   1,748,539          6,631,184
                                                               ------------       ------------
Net (decrease) increase                                          (1,665,714)         4,440,460
Net assets at beginning of year                                  36,637,314         32,196,854
                                                               ------------       ------------
Net assets at end of year                                      $ 34,971,600       $ 36,637,314
                                                               ============       ============

The Plan held a 2.6% and 2.1% interest in the Master Trust as of December 31, 2004 and 2003, respectively.

            GATX Corporation Hourly Employees Retirement Savings Plan

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant-directed and nonparticipant-directed investments, is as follows:

                                                                        DECEMBER 31
                                                                   2004            2003
                                                                 --------        --------
Investment, at fair value:
   Interest in the GATX Stock Fund                               $891,526        $776,978
                                                                 ========        ========

                                                                  YEARS ENDED DECEMBER 31
                                                                    2004           2003
                                                                 --------        --------
Changes in net assets:
Company contributions                                           $  80,961       $  81,534
Participant contributions                                          31,022          35,415
Rollover contributions                                                 --           1,231
Interest and dividend income                                       26,011          33,106
Net realized and unrealized appreciation (depreciation) in
   fair value of common stock                                      54,471         154,717
Benefits paid                                                     (28,472)        (33,493)
Interfund transfers                                               (49,445)        (20,761)
                                                                ---------       ---------
                                                                $ 114,548       $ 251,749
                                                                =========       =========

7. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. RELATED PARTY

The Plan invests in GATX common stock. GATX is the Plan's sponsor, and, therefore, such investments are party-in-interest transactions.

                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2004

                                                                                 SHARES/      CURRENT
                  Identity of Issuer/Description of Issue                         UNITS        VALUE
------------------------------------------------------------------------------------------------------

Fidelity Management Trust Company*:
  Spartan U.S. Equity Index Fund                                                   39,112   $ 1,676,323
  Fidelity Managed Income Portfolio II                                          1,400,325     1,400,325
  Fidelity Equity-Income Fund                                                       7,903       417,099
  PIMCO Total Return Fund - Administrative Class                                   32,471       346,463
  State Street Research Aurora Fund - Class S                                       5,009       209,813
  Fidelity Freedom 2040 Fund                                                        7,763        64,203
  Fidelity Freedom 2030 Fund                                                        3,584        50,469
  Delaware Trend Fund - Institutional Class                                         2,162        47,893
  Fidelity Diversified International Fund                                           1,651        47,284
  Fidelity Freedom 2020 Fund                                                        3,193        44,570
  Putnam Voyager Fund A                                                             1,981        32,911
  Vanguard Extended Market Index - Administrative Class                             1,011        31,720
  Fidelity Freedom 2010 Fund                                                        2,289        31,172
  Templeton Foreign Fund A                                                          2,417        29,731
  Fidelity Freedom 2000 Fund                                                          744         8,986
  Fidelity Freedom Income Fund                                                        545         6,137
  Participant loans (5% to 11% interest rates,
    various maturities)                                                                         304,112
                                                                                            -----------
                                                                                            $ 4,749,211
                                                                                            ===========

*Party in interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                      GATX CORPORATION HOURLY
                                                        EMPLOYEES RETIREMENT
                                                            SAVINGS PLAN
                                                         (Name of the Plan)

                                            /s/ James Conniff
                                           ------------------
                                           James Conniff
                                           Plan Administrator

Date: June 29, 2005

                                  EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

EXHIBIT
-------
23.1          Consent of Independent Registered Public Accounting Firm
